
10030579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAY 28 2010

Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue Suite 410
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Gonzalez 212-644-6640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jose Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc, as of ~~October 31~~ May 11, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

BRANDON LI
Notary Public - State of New York
No. 01LI6199729
Qualified in New York County
My Commission Expires Jan. 20, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWM Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended October 31, 2009 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

October 31, 2009

GWM GROUP, INC.
October 31, 2009

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

May 20, 2010

Board of Directors
GWM Group, Inc.
410 Park Avenue Suite 410
New York , NY 10022

I have audited the accompanying balance sheets of GWM Group, Inc. as of October 31, 2009 and October 31, 2008, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsiblity of the Company's managment. My responsbility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I beleieve that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GWM Group, Inc. as of October 31, 2009 and October 31, 2008, and the results of its operations, cash flows, and changes in stockholders equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9-15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplmentary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Further, there were no material differences in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Pat II or IIA of the focus report as required under Rule 15c3-1.



Edward Richardson Jr., CPA

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2009

ASSETS

CURRENT ASSETS		
Cash in Bank - Business Maxmizer	$	0.02
Cash in Bank - Business Economy		10.00
NFS - Depoist		100,000.00
NFS - Revenue Account		6,538.24
NFS - Unallocated Account		4.14
NFS - Average Price Account		0.63
NFS - Riskless Principal Account		63,175.36
Cash in Bank		10,898.18
Investments		32,720.00
Accounts Receivable		44,973.88
Total Current Assets		258,320.45
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	258,320.45

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 33,660.55
Commission Payable	35,838.13
Total Current Liabilities	69,498.68
LONG-TERM LIABILITIES	
Total Liabilities	69,498.68
STOCKHOLDERS' EQUITY	
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665.00
Paid in Excess	106,191.00
Retained Earnings	94,927.77
	201,783.77
Less: Cost of Treasury Stock	(12,962.00)
Total Stockholders' Equity	188,821.77
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 258,320.45

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF INCOME

	12 Months Ended October 31, 2009
Revenues	
Commissions Earned	$ 579,601.81
Investment Income	2,507.82
Realized Gains (Losses)	(24,623.58)
Unrealized Gains (Losses)	245.00
Other Income	(8,380.64)
Interest Income	53,167.04
Dividend Income	939.45
Total Revenues	603,456.90
Operating Expenses	
Employee compensation and ben	354,354.49
Floor brokerage, exchange, and c	7,270.33
Communications and data proces	65,224.22
Interest and dividends	45,772.52
Occpancy	24,506.46
Other expenses	135,998.96
Total Operating Expenses	633,126.98
Operating Income (Loss)	(29,670.08)
Net Income (Loss)	$ (29,670.08)

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended October 31, 2009
Beginning of Period	$	116,098.37
Plus: Net Income	$	(29,670.08)
Less: Dividends Paid		0.00
Plus: Prior Period Adjustment		8,499.48
RETAINED EARNINGS END OF PERIOD	$	94,927.77

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (29,670.08)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	43,153.99
Accrued Liabilities	0.00
Total Adjustments	43,153.99
Net Cash Provided By (Used in) Operating Activities	13,483.91
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	81,000.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	81,000.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	94,483.91
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	155,337.06
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 258,320.45

See Accountant's Audit Report

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2009

1. Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated on February 2, 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company does not maintain discretionary accounts for its customers.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) Accounts Receivable

Accounts receivable included amounts due form Fidelity Investments Corporation; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

(d) Income Taxes

The Company provides for federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) Cash Flows

For purposes of the statement of cash flows, cash includes cash and cash equivalents.

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Concentration of Credit Risk

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

(2) Income Taxes

There is no provision of any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(3) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2009, or at any time during the year ended October 31, 2009.

(5) Advertising

The Company expenses advertising costs for the year as they are incurred. Advertising expenses for the year ended October 31, 2009 was $713.86

(6) Leasing Arrangements

The company leases its office space under a month to month lease agreement. The annual lease is $24,360.81.

(7) Accounts Payable

Negative cash ($32,018.95) was reclassified to accounts payable along with regular trade payables ($1,641.60).

(8) Related Party

The entity paid $35,200 to Shereen Marketing. The owner of Shereen Marketing is the spouse of the owner of GWM Group, Inc. The amount paid was for marketing services provided to the corporation.

(9) Prior Period Adjustment

A prior period adjustment of $8,499.48 was recorded related to the write-off of an accounts receivable for the prior year. The settlement did not occur until the current year.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2009

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2009

Computation of Net Capital

Total stockholder's equity:		$188,821
Nonallowable assets:		
Other		2,881
Less:		
Other Securities Haircuts	4,908	
Undue Concentration Charges	619	5,527
Net allowable capital		180,413

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,636
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 175,413

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 69,499
Percentage of aggregate indebtedness to net capital	38.52%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2009

Net Capital per audited report	$180,413
Net Capital per FOCUS IIA	184,423
Reconciliation	
Increase (Decrease) in Nonallowable Assets	(2,330)
Increase (Decrease) in Concentration Charges	1,418
Decrease in Equity	(3,098)
Total Adjustments	(4,010)
Reconciled Net Capital	$ 180,413
Difference	$ 0

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2009

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are National Financial Services and Interactive Brokers.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2008	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2009	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2009

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

December 22, 2009

Board of Directors
GWM Group, Inc.
410 Park Avenue Suite 410
New York, NY 10022

In planning and performing my audit of the financial statements and supplemental schedules of GWM Group, Inc. for the year ended October 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at October 31, 2009, to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended October 31, 2009

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors of GWM Group, Inc.
410 Park Avenue 4th Floor
New York, NY 10022

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to October 31, 2009, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check number 5076 and 1164 dated January 28, 2009 and January 18, 2010, respectively.

2. Compared audited Total Revenue for the period of April 01,2009 through the October 31, 2009 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting the following reconciliation of differences:

	SIPC-7T	AUDIT	Difference
Total Revenue	$ 98,661.00	$ 525,734.00	$ (427,073.00)
Additions			
Net Loss from Securities Investment Account	$ 4,932.00	$ 24,624.00	$ (19,692.00)
Total Additions	$ 4,932.00	$ 24,624.00	$ (19,692.00)
Deductions			
Investment Companies	$ -	$ 2,538.00	$ (2,538.00)
Clearing Costs	$ 10,945.00	$ 53,900.00	$ (42,955.00)

Interest Expense		$ -	$ 45,766.00	$ (45,766.00)
Total Deductions		$ 10,945.00	$ 102,204.00	$ (91,259.00)
SIPC Net Operating Revenues		$ 92,648.00	$ 448,154.00	$ (355,506.00)
General Assessment	0.0025	$ 231.62	$ 1,120.39	$ (888.77)
SIPC-6 Payment (Jan. 2009)		$ 150.00	$ 150.00	$ -
SIPC-7T Payment (Jan 2010)		$ 81.62	$ 81.62	$ -

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, GWM Group Inc had an underpayment in the amount of $888.77,

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

May 18, 2010